                              STARRETT CORPORATION
                      ONE PARK AVENUE, NEW YORK, NY 10016
                           TELEPHONE (212) 616-3200
                              FAX (212) 696-5458

PRESIDENT AND
CHIEF OPERATING OFFICER


October 23, 1997

Dear Stockholder:

I am pleased to inform you that on October 16, 1997, Starrett Corporation ("Starrett") entered into a merger agreement with Startt Acquisition, Inc. ("SAI") that provides for the acquisition of Starrett by SAI. Under the terms of the merger agreement, SAI has commenced a tender offer for all outstanding shares of Starrett common stock at $12.25 per share.

Your Board of Directors unanimously has approved the Merger Agreement, the Offer and the Merger, has determined that the Offer and Merger are fair to, and in the best interests of, the Shareholders of the company, and recommends acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Shareholders of the Company.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included, among other things, the opinion dated October 16, 1997 of Goldman, Sachs & Co., financial advisor to Starrett, that, as of such date, the consideration to be received by Starrett's stockholders pursuant to the offer and the merger was fair to stockholders of Starrett from a financial point of view.

Attached to this letter is a copy of Starrett's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is the Offer to Purchase of SAI, together with related materials. These documents set forth the terms and conditions of the offer and other important information. We encourage you to read the enclosed materials carefully.

On behalf of myself, the other members of management and the directors of Starrett, I want to thank you for the support you have given to our company.

Sincerely,

STARRETT CORPORATION

/s/ Irving R. Fischer

Irving R. Fischer

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                              STARRETT CORPORATION
                           (Name of Subject Company)

                              STARRETT CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  885-677-100
                     (CUSIP Number of Class of Securities)

                               IRVING R. FISCHER
                      PRESIDENT & CHIEF OPERATING OFFICER
                              STARRETT CORPORATION
                                ONE PARK AVENUE
                               NEW YORK, NY 10016
                                 (212) 616-3200
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement).

                                    COPY TO:
                             PETER G. SAMUELS, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NY 10036-8269
                                 (212) 969-3000

===============================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

   The name of the subject company is Starrett Corporation, a New York corporation (the "Company"), and the address of the principal executive offices of the Company is One Park Avenue, New York, NY 10016. The title of the class of equity security to which this statement relates is the Company's Common Stock, par value $1.00 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

   This statement relates to the tender offer (the "Offer") being made by Startt Acquisition, Inc., a New York corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1997 (the "Schedule 14D-1"), to purchase all the issued and outstanding Shares at a price of $12.25 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer" and are being mailed to the Company's shareholders simultaneously herewith). The Purchaser is a wholly-owned subsidiary of Startt Acquisition, LLC, a Delaware limited liability company ("Parent").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 16, 1997 (the "Merger Agreement"), between the Company and the Purchaser, under which, subsequent to the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger") which will be the surviving corporation of the Merger. A copy of the Merger Agreement is attached to the Offer to Purchase and is incorporated herein by reference.

   As set forth in the Offer to Purchase, the principal executive offices of the Purchaser are located at Startt Acquisition, Inc., c/o Lawrence Ruben Company, Inc., 600 Madison Avenue, 20th Floor, New York, NY 10022.

ITEM 3.  IDENTITY AND BACKGROUND.

   (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

   (b) The following describes contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and: (1) the Company, or its executive officers, directors or affiliates; or (2) the Purchaser, its executive officers, directors or affiliates.

CERTAIN TRANSACTIONS

   The Company has entered into certain transactions described below. The following summary of those transactions is qualified in its entirety by reference to the text of the Merger Agreement and the Shareholders Agreement (as such term is defined under "Shareholders Agreement" below) where applicable, a copy of each of which is attached to the Offer to Purchase and is incorporated herein by reference.

   Pursuant to a Memorandum of Understanding between the Company and the City of New York, the Company has been designated as the developer of a mixed use project known as Gateway Estates in Brooklyn, New York, currently anticipated to consist of a shopping center, housing and related components. The project is in the plan/development stage and requires various government agency approvals. Builtland Partners, in which Paul Milstein, the Chairman of the Board of the Company, and members of his family are the principal owners, is the Company's 35% joint venture partner in the project.

   The Company's Levitt subsidiary has leased approximately 8,800 square feet of office space in a building in Boca Raton, Florida, under a lease with a remaining three-year term. The building in which such space is located is owned by a partnership in which certain executives and employees of the Company and Levitt have an investment. Annual rental payments under the lease aggregate $151,200.

   The Company's Grenadier Realty Corp. ("Grenadier") subsidiary manages an apartment building owned by Evergreen Gardens, Inc. ("Evergreen") and indirectly owned by Paul Milstein and members of his family. Grenadier received a fee of $67,467 for such services during 1996, which was the amount of the fee approved by the New York City Department of Housing, Preservation and Development ("HPD") for that year. The sole shareholder of Evergreen agreed in connection with the Merger Agreement that insofar as it is within the sole shareholder's reasonable control and in accordance with applicable governmental regulations, on each of the next four annual expiration dates for such management agreement cause such management agreement to be renewed for an additional one year term on market-rate terms approved by HPD, provided that nothing in such agreement shall be deemed to limit provisions providing for termination for cause or similar reason under such management agreement and provided further that in the event Evergreen or its real estate is sold the sole shareholder will retain the right to terminate such management agreement effective upon such sale.

   Grenadier provides management services to a project in which Irving R. Fischer, President and Chief Operating Officer of the Company has an indirect
 .5% general partnership interest; Grenadier received $272,000 for such services during 1996.

   In addition, Grenadier and the Company's Security Plus Services, ("SPS") Inc. subsidiary provide management and security services, respectively, to several projects in which affiliates of Oded Aboodi owned interests. During 1996, Grenadier received a fee of $443,279 for management services provided to a project in which at October 1, 1997 affiliates of Mr. Aboodi owned a 2% general partnership interest; SPS received a fee of $205,723 for the provision of security services to such project. For a project in which at October 1, 1997 affiliates of Mr. Aboodi owned a 1% general partnership interest and in which at October 1, 1997 an affiliate of Mr. Aboodi owned a 7.76161% limited partnership interest, during 1996 Grenadier received a fee of $83,952 for the provision of management services, and SPS received $164,935 for security services, and for a project in which affiliates of Mr. Aboodi owned at October 1, 1997 a 1% general partnership interest and in which an affiliate of Mr. Aboodi owned a 3.095% limited partnership interest, Grenadier received $75,253 and SPS $136,456 in fees during 1996. Finally, for 1996, Grenadier received a fee of $186,585 for management services provided to a project in which at October 1, 1997 affiliates of Mr. Aboodi owned a 1% general partnership interest and in which an affiliate of Mr. Aboodi owned a limited partnership interest of 4.33625%.

   Grenadier also provides management services and SPS provides protection services for a project in which Murray Smith, a Vice President of the Company, acts as the managing general partner and has a 24.54% general partnership interest. Grenadier received a fee of $164,304 and SPS received a fee of $166,943 for such services during 1996. Mr. Smith is also the managing general partner for a project in which he owns a 1% general partnership interest; Grenadier received $54,528 and SPS $53,048 for their services during 1996 for this project. Finally, Grenadier received $138,867 during 1996 for management services provided to a project in which Mr. Smith owns a 1% general partnership interest and is co-managing general partner with the Company.

INCENTIVE AGREEMENT

   The Company is a party to an agreement dated November 7, 1996, in furtherance of an agreement, dated September 17, 1996, which was approved by the Board of Directors on July 14, 1997 (the "Incentive Agreement") with Irving R. Fischer, the President, Chief Operating Officer and a director of Starrett Corporation. The following summary is qualified in its entirety by reference to the text of the Incentive Agreement, a copy of which is attached to the Offer to Purchase and is incorporated herein by reference.

   Pursuant to the Incentive Agreement, in the event the Offer is consummated during 1997, Mr. Fischer will receive from the Company a lump-sum cash payment of $1,000,000 and a grant of 100,000 Shares, except that the aggregate value of such payment and stock grant shall be no more than $1,673,493. The Purchaser has agreed under the Merger Agreement to provide, if requested by the Company, unless other arrangements are entered into by the Purchaser and Mr. Fischer, sufficient funds to make such cash payment to Mr. Fischer. Mr. Fischer also has a long-standing agreement with the Company whereby, after Mr. Fischer ceases to work full-time for the Company, he would be entitled to consulting payments by the Company at 50% of his base salary during the two-year period of a covenant not to compete.

EMPLOYMENT AGREEMENT

   The Company has entered into an employment agreement (the "Employment Agreement") with Frank Ross, Sr., dated as of October 16, 1997. The following summary is qualified in its entirety by reference to the text of the Employment Agreement, a copy of which is attached to the Offer to Purchase and is incorporated herein by reference.

   Pursuant to the Employment Agreement, Mr. Ross will serve as the Chairman and Chief Executive Officer of HRH Construction Corporation, a subsidiary of the Company ("HRH"), during the period commencing on October 16, 1997 and ending on December 31, 1999 (the "Employment Period"), unless extended or modified in writing by the parties. The Employment Agreement contains a non-competition provision the period of which continues until the first anniversary of the date on which Mr. Ross' employment ends. The Employment Agreement also contains loyalty, confidentiality and non-disclosure provisions. Mr. Ross will receive an annual base salary of $300,000, and will be eligible to receive an annual bonus of 10% of HRH's first $3 million of annual pretax net income and 5% of all annual pre-tax net income in excess of $3 million.

SEVERANCE CONSENT

   The Purchaser has consented (the "Severance Consent") to the Company entering into a severance letter with Mr. Lewis A. Weinfeld, the Company's Executive Vice President, Chief Financial Officer and Secretary, dated as of October 16, 1997. The following summary is qualified in its entirety by reference to the text of the Severance Consent, a copy of which is attached to the Offer to Purchase and is incorporated herein by reference.

   The Severance Consent provides that the Company may enter into a severance agreement with Mr. Weinfeld on the following terms (and only the following terms): If the Company or the surviving corporation of the Merger terminates Mr. Weinfeld without cause, or demotes Mr. Weinfeld from a senior executive position, or changes any of the respective base salary, bonus or benefits package of Mr. Weinfeld in a manner so that any of such items is less favorable to the him than the base salary, bonus or benefits package to which he was entitled as of September 30, 1997, Mr. Weinfeld will be entitled to severance, consisting of twice his annual base salary if Mr. Weinfeld is terminated prior to the second anniversary of consummation of the Offer or his annual base salary if Mr. Weinfeld is terminated (or terminates his own employment for any reason) thereafter.

MERGER AGREEMENT

   The Company entered into the Merger Agreement with Purchaser on October 16, 1997. A copy of the Merger Agreement is attached to the Offer to Purchase and is incorporated herein by reference.

SHAREHOLDERS AGREEMENT

   As an inducement to the Purchaser to enter into the Merger Agreement and to incur the obligations therein, Paul Milstein, Henry Benach, Irving Fischer and Oded Aboodi, and persons and entities affiliated with them (collectively, the "Principal Shareholders") have entered into a Shareholders Agreement dated October 16, 1997 (the "Shareholders Agreement") with Purchaser and Parent. The following is a summary of certain provisions of the Shareholders Agreement, a copy of which is attached to the Offer to Purchase and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the text of the Shareholder Agreement.

   Pursuant to the Shareholders Agreement, each Principal Shareholder has agreed, provided that Purchaser is not then in material breach of the Merger Agreement and provided that there has not been issued an injunction which would prohibit such Principal Shareholder from tendering Shares, to validly tender (and not to withdraw), pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after the receipt by such Principal Shareholder of the Offer to Purchase, the Shares beneficially owned by such Principal Shareholder.

INDEMNITY AGREEMENT

   In connection with the execution of the Merger Agreement, the Principal Shareholders entered into an Indemnity Agreement dated October 16, 1997 with Purchaser and Parent (the "Indemnity Agreement"). The following is a summary of certain provisions of the Indemnity Agreement, a copy of which is attached to the Offer to Purchase and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the text of the Indemnity Agreement.

   The Principal Shareholders have agreed pursuant to the Indemnity Agreement to indemnify Purchaser and Parent for certain defined "Frydman Claims" arising out of certain arrangements between the Company and entities controlled by Jacob Frydman. The Indemnity Agreement provides that the Purchaser and Parent will bear the first $1,000,000 of losses and expenses arising out of any Frydman Claims and that any remaining losses and expenses will be shared equally by Purchaser and Parent on the one hand and the Principal Shareholders on the other.

   On October 22, 1997, a complaint (the "Complaint") captioned Starrett Acquisition, Inc. v. Starrett Corporation et al., Index No. 605392/97, was filed in the Supreme Court of the State of New York, County of New York (the "Court"). The Complaint was brought by Starrett Acquisition, Inc., of which Jacob Frydman is the President. The Company is a named defendant in the Complaint and certain persons in privity with the Company, which may be intended to represent Purchaser and related parties, are unnamed defendants. The Complaint alleges, among other things, that the Company is in breach of certain contractual obligations to the plaintiff arising out of the Frydman Agreement (as such term is defined below) and subsequent negotiations. The Complaint seeks specific performance of the Company's alleged contractual obligations to the plaintiff, injunctive relief with the respect to the commencement of the Offer and unspecified damages. The Company believes that the allegations contained in the Complaint are without merit, and the Company and Purchaser intend to vigorously contest the action.

   On October 23, 1997, the Court denied the plaintiff's motion for a preliminary injunction. Counsel to Mr. Frydman has informed the Company that he will not appeal the decision. Unspecified damage claims by Mr. Frydman remain outstanding.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

   THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE SHAREHOLDERS OF THE COMPANY, AND RECOMMENDS ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE SHAREHOLDERS OF THE COMPANY.

   A press release announcing the Offer, the Merger and the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

   (b) REASONS FOR THE BOARD'S RECOMMENDATION.

   In January 1994, the Company began to explore the strategic alternatives available to the Company to maximize value to the Company's shareholders, including a possible business combination, sale of one or more divisions, or another extraordinary transaction (a "significant transaction").

   During the period through June 1997, the Company provided certain information regarding the Company to seven parties who signed confidentiality agreements with the Company, of whom five parties submitted written indications of interest or proposed letters of intent concerning a possible significant transaction involving the Company. In January 1997, certain of the Principal Shareholders signed a letter of intent to sell approximately 52% of the Company's outstanding shares at a purchase price of $12.00 per Share, but such letter of intent expired without agreement upon a definitive agreement, and none of the discussions or negotiations involving a significant transaction with the Company resulted in a definitive agreement for such a transaction.

   In July 1997, the Company entered into an agreement and plan of merger (such agreement as subsequently replaced, the "Frydman Agreement") with certain entities controlled by Jacob Frydman, providing for cash consideration to the Company's shareholders of $12.25 per Share. On August 21, 1997, the Company notified Mr. Frydman that it had terminated the Frydman Agreement as a consequence of his failure to deliver to the Company a commitment for Mr. Frydman's financing of the transactions contemplated by the Frydman Agreement reasonably acceptable to the Company and his failure to deliver a $5,000,000 letter of credit required to be delivered by him. See "Item 3 -- Identity and Background -- Indemnity Agreement" above for a description of certain claims brought by Mr. Frydman.

   On August 21, 1997, the Company publicly announced the termination of the Frydman Agreement. During the period commencing August 22, 1997, the Company engaged in discussions and negotiations with a total of 14 parties respecting a possible significant transaction with the Company. Beginning at the same time the Principal Shareholders held discussions with one party respecting the possible sale of their Shares. On August 27, 1997, members of management and the Board of Directors held an exploratory meeting with representatives of affiliates of the Purchaser (references in this Item 4(a) to the Purchaser include various affiliates of the Purchaser) respecting a possible transaction involving the Company and, on September 11, 1997, the Purchaser wrote to the Company confirming its interest in such a transaction.

   On September 15, 1997, the Board of Directors of the Company determined to establish procedures for the possible sale of the Company, including a request that any party desiring to make a proposal for the acquisition of the Company present a written proposal to the Board no later than September 19, 1997, specifying the proposed purchase price, confirming such party's willingness to immediately post a $5 million cash deposit, describing such party's equity financing and a timetable for confirming such party's debt financing for the transaction, and, among other things, confirming the absence of a due diligence or similar condition to closing.

   Such procedures were communicated by the Company in a letter dated September 15, 1997 to 12 parties (including the Purchaser) who had expressed interest in a significant transaction with the Company. On September 18, 1997, the Company entered into a confidentiality agreement with the Purchaser.

   On September 19, 1997, the Company received three proposals from parties other than the Purchaser for the acquisition of all of the Company's outstanding Shares at prices ranging from $12.00 to $12.50 per Share. On September 23, 1997, the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor in connection with the possible sale of all or a portion of the Company. Also on September 23, 1997, the Purchaser wrote to the Company submitting a proposal to acquire at least 52% of the Shares of the Company at a price of $12.10 per Share. On September 24, 1997, the Company informed the Purchaser that they were not interested in pursuing a transaction with the Purchaser for less than all of the Company's outstanding Shares.

   On September 25, 1997, counsel to the Company wrote to the Purchaser and to the three parties which had provided the acquisition proposals described above, inviting such parties to submit to the Company's counsel and financial advisors by September 29, 1997 a binding proposal for the acquisition of all of the Company's Shares, accompanied by a mark-up of an Agreement and Plan of Merger enclosed with such letter which such party would be willing to sign and a refundable $5 million cash deposit. By October 1, 1997, the Company's counsel and financial advisors had received three responses to such letter, each accompanied by the $5 million refundable deposit, two of which proposed a purchase price of $12.25 or $12.30 per Share and one of which, submitted by the Purchaser, proposed a purchase price of $11.00 per Share. The Company informed the Purchaser that it would not consider an offer at $11.00 per Share and the Purchaser replaced its response with one offering $12.50 per Share, which was subsequently reduced to $12.25 per Share.

   On October 1, 1997, a special meeting of the Company's Board of Directors was held at which the status of various proposals for the purchase of the Company and related matters were reviewed by the Board, and the Company's financial advisors were instructed to inform potential purchasers of the Company that all issues pertaining to the acquisition and definitive acquisition agreements were required to be resolved by October 8, 1997.

   Various meetings between members of management and the Board of Directors of the Company and the Purchaser took place between October 1, 1997 and October 9, 1997 principally for due diligence purposes. In addition, various meetings and telephone conferences were held between October 1, 1997 and October 9, 1997 among the Company's counsel and financial advisors and the Purchaser and its counsel to negotiate a definitive Agreement and Plan of Merger. Simultaneous negotiations took place between the Company and two other potential bidders for the Company.

   At a special meeting of the Company's Board of Directors held on October 9, 1997, the Board reviewed the three proposals which had been made to the Company and, after consideration of such proposals with the Company's financial advisors and counsel, authorized management to enter into an agreement with the Purchaser whereby neither party would be bound to enter into a definitive merger agreement with the other party but under which the Company agreed to negotiate with the Purchaser on an exclusive basis through noon on October 13, 1997 to finalize the terms of the definitive Merger Agreement.

   On October 14, 1997, the Board of Directors of the Company held a special meeting to discuss the sale of the Company, at which the status of the negotiations with each of the bidders was discussed among the directors, the Company's financial advisors and counsel. It was noted that, since the last meeting of the Board, one of the bidders other than the Purchaser had raised its offer from $12.30 to $12.50 per Share. It was reported, among other things, that such bidder had not obtained a commitment for the debt portion of its acquisition financing and had informed the Company that it would need 24 hours from the Company's agreement on a transaction with such bidder in order for such a commitment to be obtained. The directors noted that it was impossible to predict whether it would prove possible for such bidder to obtain a financing commitment within such time period or whether such commitment, if obtained, would prove acceptable to the Company. It was also noted that certain issues appeared to remain unresolved with such bidder which could add an additional element of uncertainty to completing a transaction with such bidder. The Board discussed, in addition, significant uncertainties that had arisen with respect to the required regulatory approval for a transaction with the third bidder, an entity affiliated with Mr. Frydman, and noted that in the past Mr. Frydman had, among other things, failed in connection with the Frydman Agreement to provide the Company with a reasonably acceptable financing commitment and the required letter of credit. After the discussion of various other matters relevant to the certainty of completing a transaction with the Purchaser and the other bidders, the Board concluded that the transaction with the Purchaser presented a significantly higher likelihood of consummation than the proposed transactions with the other two bidders. Representatives of Goldman Sachs discussed matters related to the proposed transaction with the Purchaser and referred the Board to the materials distributed to the directors, including, among other things, a summary of the proposed transaction with the Purchaser, the background of such proposed transaction, an analysis of the Company's business, and various analyses relevant to the valuation of the Shares. At the conclusion of its presentation, Goldman Sachs delivered its oral opinion to the Board (subsequently confirmed as of October 16, 1997 in the Fairness Opinion) that the $12.25 in cash to be received by holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders. Thereafter, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, were fair and in the best interests of the shareholders of the Company and approved the same, and (ii) resolved to recommend that the holders of the Shares accept the Offer and approve and adopt the Merger Agreement and the Merger.

FAIRNESS OPINION

   Goldman Sachs has provided the Board of Directors of the Company with a Fairness Opinion (the "Fairness Opinion") stating that "as of the date hereof [October 16, 1997] $12.25 in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders." The full text of the Fairness Opinion is filed herewith as Exhibit 2 and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion carefully in its entirety.

   Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. Goldman Sachs is familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs has in the past provided the companies affiliated with Richard Ruben, a principal shareholder of the Purchaser, and Lawrence Ruben, Richard Ruben's father, with investment banking services in transactions including, but not limited to, common stock offerings. In addition, companies affiliated with Richard and Lawrence Ruben have either co-invested with Goldman Sachs in real estate principal investments or have been investors in Goldman Sachs sponsored real estate investment funds.

   In connection with the Fairness Opinion, Goldman Sachs reviewed, among other things, the Merger Agreement, the Shareholders Agreement, Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to its stockholders, and certain financial projections with respect to the Company prepared by the Company's management. Goldman Sachs also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the residential/commercial building industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

   Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and was not furnished with any such evaluation or appraisal. In addition, the Board of Directors of the Company advised Goldman Sachs of the judgment of the Board of Directors of the Company that certain competing proposals for the Company were not attractive relative to the transaction contemplated by the Merger Agreement due to uncertainties relating to the ability of the parties making such competing proposals to complete the transactions contemplated by such competing proposals. The advisory services of Goldman Sachs and the Fairness Opinion were provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion did not constitute a recommendation as to whether any holder of Shares should tender its Shares pursuant to the Offer or vote its Shares in favor of the Merger.

FACTORS CONSIDERED BY THE DIRECTORS

   In unanimously approving the Merger Agreement, the Offer and the Merger and in determining that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and in recommending acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company, the Board of Directors gave careful consideration to a number of factors, including, without limitation, the following:

       1. the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;

       2. the presentation to the Board of Directors by Goldman Sachs at the October 14, 1997 Board of Directors' meeting and the oral opinion to the Board as of October 14, 1997 (subsequently confirmed as of October 16, 1997 in the Fairness Opinion) that, based upon and subject to certain matters stated in the Fairness Opinion, the $12.25 in cash to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs, is attached hereto as
   Exhibit 2;

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

       3. the written commitment of Credit Suisse First Boston Mortgage Capital LLC to provide the Purchaser with $66 million of financing for the Offer and the Merger;

       4. the deposit into escrow of $5 million by the Purchaser so that, despite the fact that the Purchaser currently has no assets, if the Merger Agreement is terminated by the Company as a result of (x) the Offer not being consummated by its expiration date (provided that the conditions to consummation of the Offer set forth on Exhibit A to the Merger Agreement have been satisfied by such date), (y) the Offer not being consummated by December 31, 1997 (as a result of the breach of the Merger Agreement by the Purchaser), or (z) certain material breaches of the Merger Agreement by the Purchaser, the Company will receive as liquidated damages the $5 million escrow deposit;

       5. the absence of a "financing out" or similar condition to the Purchaser's obligations under the Merger Agreement;

       6. the Board's awareness of the reputation of various affiliates of the Purchaser in the business community and real estate industry and the confidence of the Board that such affiliates could obtain or provide funding for the Offer and Merger;

       7. the significant number of parties with whom the Company has held discussions or negotiations respecting a business combination or other significant transaction with the Company without resulting in a sale of the Company;

       8. the significant uncertainties determined by the Board of Directors to exist with respect to the ability of the two bidders for the Company other than the Purchaser to consummate the purchase of the Company;

       9. the fact that one of such bidders had offered a purchase price of $12.50 per Share;

       10. the fact that the Merger Agreement, which, among other things, prohibits the Company, its subsidiaries and their respective officers, directors, executive employees, agents or representatives from initiating, soliciting or encouraging any potential Acquisition Transaction (as defined in the Merger Agreement), does permit the Company to furnish information to, or to enter into discussions and negotiations with, any person or entity that makes an unsolicited bona fide proposal relating to an Acquisition Transaction, if, among other things, the Board of Directors, based upon the advice of outside counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders under applicable law;

       11. the fact that the terms of Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party;

       12. the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith;

       13. the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company, the future prospects of the Company and the nature of the industry in which it operates;

       14. the regulatory approvals required to consummate the Merger, including the approval of HUD, and the prospects for receiving such approvals;

       15. current industry, economic and market conditions;

       16. historical market prices and trading information with respect to the Shares;

       17. publicly available information concerning other companies comparable to the Company and the trading history of the stock of each such company;

       18. the tax implications of the Offer including, without limitation, that the receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Reference is made to the Offer to Purchase being mailed to the Company's shareholders simultaneously with this Schedule 14D-9 for a more complete discussion of the tax consequences of the Offer;

       19. the availability of dissenter's rights. Holders of Shares do not have appraisal rights as a result of the Offer; however, holders of Shares will have certain rights pursuant to the provisions of the New York Business Corporation Law ("BCL"), including Section 623 and 910 upon consummation of the Merger including the right to dissent and demand appraisal of dissenting Shares thereof. Under the BCL, dissenting shareholders who have filed with the Company a written notice of election to dissent and who otherwise comply with the applicable procedures set forth in the BCL will be entitled to receive a judicial determination of the fair value of the Shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share paid in the Merger. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the BCL;

       20. the fact that the Offer price was above the market price for the Shares on October 16, 1997;

       21. the fact that parties to the Shareholders Agreement are willing and desire to tender their Shares in connection with the Offer;

       22. despite the fact that the parties to the Shareholders Agreement have agreed to tender or caused to be tendered Shares representing in the aggregate approximately 52% of the outstanding Shares, the Merger Agreement requires that at least 66-2/3 % of the outstanding shares be tendered and accepted, giving the other shareholders some choice; and

       23. the fact that the shareholders of record on September 30, 1997 will receive a quarterly dividend even if they tender their Shares.

   The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer. However, such solicitations may be made personally by directors, officers or employees of the Company, who will not be compensated for such service.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

   (b) Pursuant to the Shareholders Agreement, the Principal Shareholders have agreed to tender an aggregate of 3,318,711 Shares of the 6,260,960 Shares currently issued and outstanding.

   (c) To the best knowledge of the Company, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares beneficially owned by them (other than Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1 Press Release announcing the Offer and Merger issued by Starrett Corporation on October 17, 1997.

   Exhibit 2    Fairness Opinion dated October 16, 1997, of Goldman, Sachs &
Co.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            STARRETT CORPORATION
Dated: October 23, 1997
                                            By  /s/ Irving R. Fischer
                                                -------------------------------
                                                President and Chief Operating
                                                Officer

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